Exhibit 8.1

List of Subsidiaries

1. Wins Finance Group Limited (“WFG”) is a wholly owned subsidiary of Wins Finance Holdings Inc. and was incorporated under the laws of British Virgin Islands.

2. Full Shine Capital Resources Limited (“Full Shine”) is a wholly owned subsidiary of WFG and was incorporated under the laws of the Hong Kong Special Administrative Region.

3. Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”) is a wholly owned subsidiary of Full Shine and was incorporated in the People’s Republic of China (the “PRC”).

4. Shanxi Jinchen Agriculture Co., Ltd. is a wholly-owned subsidiary of Jinshang Leasing and was incorporated in the PRC.

5. Dongsheng Guarantee Co., Ltd.is a wholly-owned subsidiary of Jinshang Leasing and was incorporated in the PRC.